Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

April 3, 2019

Gregory Dundas

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emaginos, Inc.
Amendment #6 to Registration Statement on Form S-1
File No. 333-228248

Dear Mr. Dundas:

Attached for filing with the Securities and Exchange Commission is Amendment No.6 to the Emaginos, Inc. registration statement on Form S-1.

This amendment adds the language to the effect:

the Company may attempt to locate broker-dealers or selling agents to participate in the sale of the Shares. as long as such broker-dealers are registered with the Financial Industry Regulatory Authority (FINRA) and receive no more in commissions than 10% of the gross proceeds.

This language appears on the cover before the pricing table and in Footnote 1 and on page 6 of the prospectus in the Plan of Distribution section.

In addition, signature dates have been updated and the outstanding number of shares has been increased by 10,000 shares.

By separate letter, the Company is requesting acceleration of effectiveness for Monday, April 8, at 9:00 a.m. EDT.

Lee W. Cassidy, Esq.